March 10, 2009

Mail Stop 4561

Mr. Ephren Taylor
City Capital Corporation
2000 Mallory Lane
Suite 130-301
Franklin, TN 37067

Re: City Capital Corporation
        Form 10-KSB for the year ended December 31, 2007
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
        File No. 033-05902-NY

Dear Mr. Taylor:

        We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief

cc: Brian F. Faulkner (*via facsimile*)